FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1  Press Release
November 13, 2006

GOLD RESERVE ANNOUNCES IMPROVED BRISAS PROJECT ECONOMICS
AND UPDATES BRISAS PROJECT 43-101 REPORT

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: November 14, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE ANNOUNCES IMPROVED BRISAS PROJECT ECONOMICS
AND UPDATES BRISAS PROJECT 43-101 REPORT

Gold Reserve Inc.

NR-06-15

GOLD RESERVE ANNOUNCES IMPROVED BRISAS PROJECT ECONOMICS
AND UPDATES BRISAS PROJECT 43-101 REPORT

SPOKANE, WASHINGTON November 13, 2006

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) announced the completion of an updated CSA National Instrument 43-101 Report for the Brisas Project. The Report, prepared by Pincock Allen and Holt (PAH) includes updated resource and reserve estimates, capital and operating costs, and current project economics.

The current operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne using a gold price of $400 per ounce and a copper price of $1.15 per pound. The plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years. The stripping ratio is estimated at 1.96:1.

The updated 2006 mine plan extends the mine life to 18.5 years as compared to the 2005 feasibility study mine life of 16 years. Estimated annual gold and copper production declined approximately 6% although the estimated life of mine production has increased approximately 10% from 7.59 million ounces to
8.41 million ounces of gold and copper production has increased from 997 million pounds to 1.113 billion pounds.

This revised 43-101 Report assumes a base-case economic model utilizing $470 per ounce gold and $1.80 per pound copper which is derived from the historical three-year rolling average for metal prices as of September 2006. At such prices, cash operating costs (net of copper byproduct credits) are estimated at $126 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $245 per ounce of gold. Initial capital costs are currently estimated to be $638 million. All amounts are in U.S. dollars.

Doug Belanger, President of Gold Reserve stated, "We are very pleased with the results of the updated 43-101 Report. The mining industry has experienced significant increases in capital and operating costs, the Brisas Project included. However, the Brisas Project continues to demonstrate low projected operating costs, robust economics at conservative metal prices, excellent leverage and significant value at current metal prices."

The more important conclusions contained in the updated 43-101 Report are summarized below and compared to the previous 43-101 Report published in 2005.


Proven & Probable Reserve- 2006 43-101 Report

                                Au       Au                         Cu
Reserve     Tonnage   Au Grade  Grams    Ounces  Cu Grade  Cu       pounds
Category    (000's)   g/t       (000's)  (000's) %         Tonnes   (000,000's)
------------------------------------------------------------------------------
Proven      226,252   0.69      156,517   5,032  0.12      272,376     600
Probable    258,398   0.64      166,628   5,357  0.13      334,397     737
------------------------------------------------------------------------------
Total Ore   484,649   0.67      323,145  10,389  0.13      606,773   1,338
------------------------------------------------------------------------------
Strip ratio (waste to ore) - 1.96:1
------------------------------------------------------------------------------

Based on Internal Cutoff Using Revenue of $3.04/tonne ($400/oz Au, $1.15/lb
Cu). Note that Gold Reserve updated the proven and probable reserve in May 2005 to reflect drilling completed after the January 2005 Bankable Feasibility Study. The results shown above are based on the same drilling as the May 2005 reserve. See Gold Reserve Inc.'s press release NR-05-04 dated May 17, 2005 for details on the May 2005 reserve update.


Proven & Probable Reserve- 2005 43-101 Report

                                Au       Au                         Cu
Reserve     Tonnage   Au Grade  Grams    Ounces  Cu Grade  Cu       pounds
Category    (000's)   g/t       (000's)  (000's) %         Tonnes   (000,000's)
------------------------------------------------------------------------------
Proven      193,248   0.71      136,826   4,399  0.12      237,985     525
Probable    221,315   0.68      149,548   4,808  0.13      296,823     654
------------------------------------------------------------------------------
Total Ore   414,563   0.69      286,375   9,207  0.13      534,808   1,179
------------------------------------------------------------------------------
Strip ratio (waste to ore) - 1.81:1
------------------------------------------------------------------------------

Based on Internal Cutoff Using Revenue of $2.76/tonne ($350/oz Au, $0.90/lb Cu)


Key Economic Parameters and Results

                                             2006           2005
------------------------------------------------------------------------------
Mill Through-Put (tonnes per day)           70,000         70,000

Metallurgical Recovery
  Plant Recovery - Gold                       83%            83%
  Plant Recovery - Copper                     87%            87%
  Net Payable Metal - Gold                    81%            82%
  Net Payable Metal - Copper                  83%            84%

Life of Mine Production (payable metals)
  Gold      (million ounces)                 8.41           7.59
  Copper    (million pounds)                1,113            997

Average Annual Production
  Gold      (ounces)                      456,000        487,000
  Copper  (million pounds)                     60             64

Mine Life (years)                            18.5           16.0



Initial Capital Cost ($million)1             2006 2         2005
------------------------------------------------------------------------------
Mine                                       $ 76.6        $ 106.7
Mill                                        241.5          201.0
Infrastructure                               65.8           75.7
Tailings                                     14.1           31.6
Owner's Costs                                65.3           10.0
Pre-Stripping                                18.3           15.0
Indirect Costs (includes EPCM and Camp)      97.0           57.3
Contingency                                  59.4           54.8
------------------------------------------------------------------------------
Total Initial Capital	                  $ 638.0        $ 552.1
------------------------------------------------------------------------------
1 A value added tax (VAT) of approximately US$70 million, is not part of the initial capital cost as it is expected to be recovered within the first few years of construction and operations, pursuant to Venezuelan tax regulations. All IRR, NPV and total cost calculations include VAT and sustaining capital.

2 Capital costs were developed by SNC-Lavalin Engineers & Constructors, Inc.
  ("SNC-Lavalin") and Gold Reserve in April 2006 as part of the Project Scope and Definition phase of the EPCM process.


Base Case Economics                          2006           2005
-----------------------------------------------------------------------------
Metal Prices
Gold                                        $ 470          $ 400
Copper                                     $ 1.80         $ 1.00

Cash Operating Cost Per Ore Tonne
Mining and Dewatering                      $ 2.08         $ 1.70
Processing                                   2.59           2.21
General and Administrative                   0.42           0.39
Transport and Freight                        0.34           0.37
Smelting and Refining                        1.02           0.61
-----------------------------------------------------------------------------
Total cash operating cost per tonne        $ 6.45         $ 5.28
-----------------------------------------------------------------------------

Cost Per Ounce of Gold
Cash Operating Costs 1                     $ 126          $ 153
Exploitation Tax                              16             13
Capital Cost (initial and sustaining)        111             96
-----------------------------------------------------------------------------
Total Costs 2                              $ 253          $ 262
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Pre-Tax
 Internal Rate of Return 3                 15.4%          12.1%
 Net Present Value (NPV)
  @ 0 % discount  (billions)               $1.91          $1.05
  @ 5 % discount  (millions)                $783           $392
-----------------------------------------------------------------------------
1 Net of copper by-product credit.
2 Net of copper credit and excluding sunk costs.
3 The 2006 and 2005 after-tax IRR is 11.4% and 9.1%, respectively.


Brisas Project Gold and Copper Price Sensitivity
                                                 Pre-Tax
                  Cash                 ---------------------------
                  Operating  Total              NPV       NPV
Metal Prices      Cost per   Cost per           @ 0%      @5%       Payback
Gold and Copper   Ounce 1    Ounce2    IRR% 3   millions  millions  Years 4
-----------------------------------------------------------------------------
$570 Au/$2.80 Cu ($  2)      $127      25.8%    $3,756    $1,812      4.3
$520 Au/$2.30 Cu  $ 62       $186      20.9%    $2,833    $1,298      5.2
$470 Au/$1.80 Cu  $126       $245      15.4%    $1,909    $  783      6.7
$420 Au/$1.30 Cu  $181       $297       9.5%    $1,043    $  303     10.2
-----------------------------------------------------------------------------
Current Prices:
$620 Au/$3.10 Cu ($ 40)      $ 93      29.3%    $4,468    $2,207      3.9
-----------------------------------------------------------------------------
1 Net of copper by-product credit.
2 Net of copper credit and excluding sunk costs.
3 The after-tax IRR is 11.4% using $470 gold and $1.80 copper.
4 Payback Years relates to recovery of equity invested as the financial model has been prepared on an after tax, un-leveraged equity only basis.

Initial Capital and Operating Cost Variance
Initial capital cost for the Brisas Project is now estimated to be $638 million compared to the previous estimates of $552 million. Primary cost variances are noted in Gold Reserve Inc.'s press release NR-06-04 dated April 24, 2006.

Total cash operating cost per ore tonne is currently estimated at $6.45 compared to the previous estimate of $5.28. Primary cost variances are as follows:

   Mining costs are $2.08 per tonne compared to $1.70 per tonne. The increase is due mainly to price escalations in manpower, explosives, and operating supplies. Tire costs have escalated significantly for each equipment type.

   Processing costs are estimated at $2.59 per tonne compared to the previous estimate of $2.21 per tonne. Primary cost variances are due to increases in reagents, liners and grinding media, and electrical demand and rate changes. The electrical rate has increased 6.8 percent from the original estimate contained in the 2005 feasibility study.

   Smelting and Refining costs are $1.02 per tonne compared to the previous estimate of $0.61 per tonne. The costs were updated based on negotiated smelter terms, which are based on a sliding scale dependent on metal prices. If metal prices in the current model are reduced to $400 per ounce for gold and $1.00 per pound for copper, as used in the previous feasibility study estimate, smelting and refining costs would be approximately $0.67 per tonne, which is more in line with the previous feasibility study estimate.

Preparation of the updated CSA National Instrument 43-101 Report
Pincock, Allen and Holt (PAH) was retained by Gold Reserve Inc. to update the Brisas Project 43-101 Report in accordance with the Canadian Securities Act National Instrument 43-101. This update includes the results of various studies that have been completed since the January 2005 Brisas Project Feasibility Study. The resource and reserve estimates were conducted in accordance with the Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

The updated financial model was prepared on an un-leveraged (equity only) basis, provided for depreciation and amortization on a straight line and units of production basis, assumed a 34% Venezuelan corporate income tax rate, and excluded an inflation allowance.

Previous work by PAH on the Brisas Project includes the preparation of the resource model, mine plans, resource and reserve estimates, and economic model for the Brisas Project January 2005 Feasibility Study. Additionally, in November 2005 PAH issued a supplement to the Feasibility Study based on additional drillhole information. Marston & Marston Inc. (Marston) has used the PAH resource model to develop a new mine design, production schedule and resource and reserve estimates.

The Qualified Personnel for the updated 43-101 Report are Susan Poos of Marston, Richard Addison of PAH, and Richard Lambert of PAH, all registered professional engineers.

Ms. Poos has been involved with the project since January 2004. Ms. Poos was responsible for the development of the resource and reserve estimates reported in the 2005 Feasibility Study and the 2005 43-101 report. She was also responsible for developing the current mine design and production schedules on which the reserve estimate was based and providing the applicable sections of the current 43-101 Report.

Mr. Addison reviewed the metallurgy and processing portions of the 2005 Brisas Project Feasibility Study (previously prepared by an independent engineering firm) and SNC-Lavalin prepared the current scope and project definition documentation. Based on this review, he wrote the applicable sections of the current 43-101 Report.

Mr. Lambert developed the mine capital and operating cost estimates, and the economic model for the Feasibility Study. He has updated the capital and operating costs in the current economic model and has provided the corresponding sections for the current 43-101 Report.

The proven and probable reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide, SEC Industry Guide 7 and CIMM Standards as adopted by CSA National Instrument 43-101. The qualified person involved in the property evaluation and resource and reserve estimates was Susan Poos, P.E. of Marston.

The 43-101 Report will be available to the public at www.sedar.com and www.sec.gov, as well as, the Company's website at www.goldreserveinc.com within 45 days of the date of this release.

Gold Reserve Inc. is a Canadian company, currently developing its Brisas gold/copper project in Southeastern Venezuela. The Company currently has $32 million in cash and investments. Before full construction can proceed, the Company must obtain the Permit to Affect Natural Resources and adequate financing.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual mineral reserves may vary considerably from estimates presently made, our ability to obtain funding for development and production of the Brisas project, the impact of currency, metal prices and metal production volatility, the concentration of our operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), delays or inability in obtaining required permits or concession interpretations or extensions, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov (including under the heading "Risk Factors") and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

TO THE EXTENT IT IS DETERMINED THE COMPANY'S FINANCING PLANS WILL INCLUDE THE ISSUANCE OF ANY SECURITIES, ANY SECURITIES THAT MAY BE ISSUED PURSUANT TO ANY FINANCING OR OTHER OFFERING BY THE COMPANY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, SUCH REGISTRATION REQUIREMENTS. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO APPLICABLE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634